

SECU 12005038 ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin E. Baskett 314-446-1691 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) St. Louis (City) MO (State) 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or an


2012 MAY 15 PM 4:35
SEC / TM
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin E. Baskett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Erin E. Baskett
Signature

Chief Financial Officer
Title

Donna Frederick
Notary Public


DONNA FREDERICK
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 11422874
My Commission Expires Jun 21, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, MOORE & CO.

Statement of Financial Condition

June 30, 2011

ASSETS		
Cash and cash equivalents	$	418,466
Cash and securities segregated under federal and other regulations		5,195
Deposits with clearing organizations		199,526
Receivables from brokers, dealers, and clearing organizations		409,149
Receivables from customers		7,649,115
Receivables from officers and employees		99,791
Income receivable		852,731
Securities owned at fair value:		
U.S. and Canadian government obligations		84
State and municipal government obligations		517,591
Securities owned, not readily marketable, at fair value		50,611
Property and equipment, net of accumulated depreciation and amortization of $401,564		381,558
Other assets		435,165
TOTAL ASSETS	$	11,018,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Subordinated debt	$	376,758
Payables to broker, dealers, and clearing organizations		128,934
Payables to customers		5,453,250
Payables to officers, employees, and non-customers		45,931
Accounts payable, accrued expenses, and other liabilities		1,392,964
TOTAL LIABILITIES		7,397,837
Stockholders' Equity		
Common stock: $1 par value; authorized 100,000 shares; 20,700 shares issued		20,700
Additional paid-in capital		1,766,020
Retained earnings		1,902,451
Accumulated other comprehensive gain		2,394
		3,691,565
Less treasury stock; 410 shares		70,420
TOTAL STOCKHOLDERS' EQUITY		3,621,145
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	11,018,982

The accompanying notes are an integral part of these financial statements.